FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2005 & 2004

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2005 & 2004

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2005 & 2004

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUNE 30, 2005 & 2004

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2005 & 2004

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	254,942,236	100	196,078,321	100

2	CURRENT ASSETS	62,317,543	24	38,345,309	20
3	CASH AND SHORT-TERM INVESTMENTS	28,263,215	11	6,932,349	4
4	ACCOUNTS RECEIVABLE, NET	22,847,263	9	19,031,974	10
5	OTHER ACCOUNTS RECEIVABLE, NET	7,912,857	3	4,181,585	2
6	INVENTORIES	1,029,379	0	1,006,474	1
7	OTHER CURRENT ASSETS	2,264,829	1	7,192,927	4
8	LONG - TERM	1,016,595	0	1,495,694	1
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	957,764	0	1,442,806	1
11	OTHER INVESTMENTS	58,831	0	52,888	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	148,555,904	58	128,016,277	65
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	415,775,237	163	331,247,879	169
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	274,044,584	107	204,711,873	104
17	CONSTRUCTIONS IN PROGRESS	6,825,251	3	1,480,271	1
18	DEFERRED ASSETS, NET	16,896,528	7	1,945,928	1
19	OTHER ASSETS	26,155,666	10	26,275,113	13

20	TOTAL LIABILITIES	143,095,708	100	108,024,568	100

21	CURRENT LIABILITIES	50,307,533	35	36,175,238	33
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	5,109,124	4	14,188,767	13
24	STOCK MARKET LOANS	12,726,910	9	886,720	1
25	TAXES PAYABLE	3,632,172	3	3,447,258	3
26	OTHER CURRENT LIABILITIES	28,839,327	20	17,652,493	16
27	LONG - TERM LIABILITIES	74,581,249	52	50,192,564	46
28	BANK LOANS	38,163,549	27	13,545,991	13
29	STOCK MARKET LOANS	36,417,700	25	36,646,573	34
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	16,335,332	11	21,656,766	20
32	OTHER LIABILITIES	1,871,594	1	0	0

33	CONSOLIDATED STOCKHOLDERS' EQUITY	111,846,528	100	88,053,753	100

34	MINORITY INTEREST	11,518,988	10	154,109	0
35	MAJORITY INTEREST	100,327,540	90	87,899,644	100
36	CONTRIBUTED CAPITAL	46,546,155	42	48,302,988	55
37	CAPITAL STOCK (NOMINAL)	286,903	0	302,971	0
38	RESTATEMENT OF CAPITAL STOCK	27,349,781	24	29,090,546	33
39	PREMIUM ON SALES OF SHARES	18,909,471	17	18,909,471	21
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	53,781,385	48	39,596,656	45
42	RETAINED EARNINGS AND CAPITAL RESERVE	107,460,577	96	95,031,842	108
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(66,509,505)	(59)	(65,767,545)	(75)
45	NET INCOME	12,830,313	11	10,332,359	12

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	28,263,215	100	6,932,349	100
46	CASH	1,935,743	7	1,088,791	16
47	SHORT-TERM INVESTMENTS	26,327,472	93	5,843,558	84

18	DEFERRED ASSETS, NET	16,896,528	100	1,945,928	100
48	AMORTIZED OR REDEEMED EXPENSES	4,053,363	24	803,114	41
49	GOODWILL	6,918,228	41	1,142,814	59
50	DEFERRED TAXES	5,924,937	35	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	50,307,533	100	36,175,238	100
52	FOREIGN CURRENCY LIABILITIES	17,036,034	34	13,368,300	37
53	MEXICAN PESOS LIABILITIES	33,271,499	66	22,806,938	63

24	STOCK MARKET SHORT-TERM SECURITIES	12,726,910	100	886,720	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	12,726,910	100	886,720	100

26	OTHER CURRENT LIABILITIES	28,839,327	100	17,652,493	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	28,839,327	100	17,652,493	100

27	LONG - TERM LIABILITIES	74,581,249	100	50,192,564	100
59	FOREIGN CURRENCY LIABILITIES	67,481,249	90	41,951,283	84
60	MEXICAN PESOS LIABILITIES	7,100,000	10	8,241,281	16

29	STOCK MARKET LONG-TERM SECURITIES	36,417,700	100	36,646,573	100
61	BONDS	36,417,700	100	36,646,573	100
62	MEDIUM-TERM NOTES	0	0	0	0

	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	16,335,332	100	21,656,766	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	16,335,332	100	21,656,766	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,871,594	100	0	100
68	RESERVES	1,871,594	100	0	0
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(66,509,505)	100	(65,767,545)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,705,882)	(21)	(13,705,882)	(21)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(52,803,623)	(79)	(52,061,663)	(79)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	12,010,010	2,170,071
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,871,594	0
74	EXECUTIVES (*)	123	124
75	EMPLOYEES (*)	26,818	11,233
76	WORKERS (*)	51,054	49,989
77	OUTSTANDING SHARES (*)	22,952,276,050	24,237,719,908
78	REPURCHASE OF OWN SHARES (*)	676,628,260	763,075,000

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	79,253,718	100	62,291,803	100
2	COST OF SALES AND SERVICES	43,095,432	54	32,784,135	53
3	GROSS INCOME	36,158,286	46	29,507,668	47
4	OPERATING COSTS	13,554,847	17	9,319,734	15
5	OPERATING INCOME	22,603,439	29	20,187,934	32
6	COMPREHENSIVE FINANCING COST	1,412,019	2	1,758,192	3
7	INCOME AFTER COMPREHENSIVE FINANCING COST	21,191,420	27	18,429,742	30
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	21,191,420	27	18,429,742	30
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	7,925,633	10	8,055,114	13
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	13,265,787	17	10,374,628	17
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(42,965)	0	(42,269)	0
13	INCOME FROM CONTINUOUS OPERATIONS	13,222,822	17	10,332,359	17
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	13,222,822	17	10,332,359	17
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	13,222,822	17	10,332,359	17
19	MINORITY INTEREST	392,509	0	0	0
20	MAJORITY INTEREST	12,830,313	16	10,332,359	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	79,253,718	100	62,291,803	100
21	DOMESTIC	58,397,255	74	59,897,249	96
22	FOREIGN	20,856,463	26	2,394,554	4
23	TRANSLATION INTO DOLLARS (***)	1,923,531	2	201,146	0

6	COMPREHENSIVE FINANCING COST	1,412,019	100	1,758,192	100
24	INTEREST EXPENSE	3,332,087	236	2,910,824	166
25	EXCHANGE LOSS	865,564	61	703,472	40
26	INTEREST INCOME	2,089,265	148	1,105,917	63
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(696,367)	(49)	(750,187)	(43)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	7,925,633	100	8,055,114	100
32	INCOME TAX	7,540,678	95	6,961,757	86
33	DEFERRED INCOME TAX	(1,347,131)	(17)	(403,734)	(5)
34	EMPLOYEE PROFIT SHARING	1,732,086	22	1,497,091	19
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	79,253,717	62,291,802
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	158,152,955	126,537,182
39	OPERATING INCOME (**)	46,438,108	41,907,966
40	NET INCOME OF MAJORITY INTEREST (**)	30,225,525	21,979,795
41	NET INCOME (**)	30,959,605	21,979,795

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	40,174,038	100	31,708,458	100
2	COST OF SALES AND SERVICES	22,122,086	55	16,920,360	53
3	GROSS INCOME	18,051,952	45	14,788,098	47
4	OPERATING COST	7,082,388	18	4,693,964	15
5	OPERATING INCOME	10,969,564	27	10,094,134	32
6	COMPREHENSIVE FINANCING COST	573,053	1	1,719,906	5
7	INCOME AFTER COMPREHENSIVE FINANCING COST	10,396,511	26	8,374,228	26
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,396,511	26	8,374,228	26
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,652,558	9	3,769,950	12
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	6,743,953	17	4,604,278	15
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(23,654)	0	(12,524)	0
13	INCOME FROM CONTINUOUS OPERATIONS	6,720,299	17	4,591,754	14
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	6,720,299	17	4,591,754	14
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	6,720,299	17	4,591,754	14
19	MINORITY INTEREST	189,071	0	0	0
20	MAJORITY INTEREST	6,531,228	16	4,591,754	14

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	40,174,038	100	31,708,458	100
21	DOMESTIC	29,209,183	73	30,090,487	95
22	FOREIGN	10,964,855	27	1,617,971	5
23	TRANSLATION INTO DOLLARS (***)	1,048,680	3	134,475	0

6	COMPREHENSIVE FINANCING COST	573,053	100	1,719,906	100
24	INTEREST EXPENSE	1,454,429	254	1,534,239	89
25	EXCHANGE LOSS	292,889	51	1,034,111	60
26	INTEREST INCOME	957,772	167	803,502	47
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(216,493)	(38)	(44,942)	(3)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,652,558	100	3,769,950	100
32	INCOME TAX	3,371,064	92	3,085,434	82
33	DEFERRED INCOME TAX	(411,884)	(11)	(61,371)	(2)
34	EMPLOYEE PROFIT SHARING	693,378	19	745,887	20
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUNE 30, 2005 & 2004 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	13,222,822	10,332,359
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	11,200,812	10,563,504
3	CASH FLOW FROM NET INCOME FOR THE YEAR	24,423,634	20,895,863
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(1,341,175)	6,646,853
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	23,082,459	27,542,716
6	CASH FLOW FROM OUTSIDE FINANCING	2,655,829	(8,075,777)
7	CASH FLOW FROM OWN FINANCING	(11,298,112)	(4,970,321)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(8,642,283)	(13,046,098)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(6,848,156)	(18,372,321)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	7,592,020	(3,875,703)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,671,195	10,808,052
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	28,263,215	6,932,349

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	11,200,812	10,563,504
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,406,578	10,924,967
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(1,205,766)	(361,463)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(1,341,175)	6,646,853
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,889,795	(708,415)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(222,890)	(52,376)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	1,011,540	5,509,668
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,019,620)	1,897,976

6	CASH FLOW FROM OUTSIDE FINANCING	2,655,829	(8,075,777)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	20,803,861	16,293,255
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	139,104	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,036,036	0
27	(-) BANK FINANCING AMORTIZATION	(13,783,918)	(23,563,862)
28	(-) DEBT SECURITIES AMORTIZATION	(1,407,007)	(220,499)
29	(-) OTHER FINANCING AMORTIZATION	(4,132,247)	(584,671)

7	CASH FLOW FROM OWN FINANCING	(11,298,112)	(4,970,321)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(600,350)	18,235
31	(-) DIVIDENS PAID	(4,172,208)	(4,094,336)
32	+ PREMIUM ON SALE OF SHARES	0	6,805,180
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(6,525,554)	(7,699,400)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(6,848,156)	(18,372,321)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(3,480,443)	(4,939,480)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,907,548)	(5,936,878)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	5,539,835	(7,495,963)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	16.68%		16.59%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	30.13%		25.01%
3	NET INCOME TO TOTAL ASSETS ( **)	12.14%		11.21%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	15.05%		17.18%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	5.27%		7.26%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.62	times	0.65	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	1.06	times	0.99	times
8	INVENTORIES ROTATION (**)	60.41	times	56.09	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	48	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.42%		8.94%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.13%		55.09%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.28	times	1.23	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.06%		51.21%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.20%		39.21%
15	OPERATING INCOME TO INTEREST EXPENSE	6.78	times	6.94	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.11	times	1.17	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.06	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.22	times	1.03	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.44	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	56.18%		19.16%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	30.82%		33.55%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(1.69)%		10.67%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	6.93	times	9.46	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	(30.73)%		61.90%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	130.73%		38.10%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	130.07%		32.31%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.31		$0.91	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.31		$0.91	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	4.37		$3.63	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.18		$0.17	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.23	times	2.79	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	7.45	times	11.14	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights second quarter

  The main difference in second quarter and first half results is due to the consolidation of Embratel that began in the third quarter of 2004.

  Notwithstanding the improvement in margins of the subsidiaries in Latin America, consolidated EBITDA and operating margins were lower than last year.

  Despite of the lack of revenue growth in TELMEX Mexico due to price reductions (16% in local service, 44% in DLD and 34% in ILD in the last 5 years) and increased competition in traditional telephone services, the EBITDA and operating margins were maintained at the same levels as a result of operating efficiencies and lower operating costs.

  In the second quarter, data revenues increased 7.9% in Mexico, demonstrating the strength of broadband and corporate networks services. Consolidated data revenues represented 18.5% of the company's total revenues.

  For the six months, the consolidated investment was 798 million dollars in the expansion and modernization of the telecommunications platform. In particular, 64.8% were invested in Mexico, 29.7% in Embratel and 5.5% in Latin America.

  The company's consolidated net debt (4) increased to the equivalent of approximately 1.447 billion dollars, or 32.4%, to 5.907 billion dollars.

  For the six months, consolidated free cash flow (5) was 8,979 million pesos.

  Earnings per share in the quarter were 0.28 pesos and 0.52 dollars per ADR, an annual increase of 47.4% and 62.5%, respectively.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

(5) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Consolidated Income Statements

The second quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America including Embratel. Results for the second quarter of 2004 relate to operations in Mexico and, recognize the assets acquired from AT&T Latin America.

Revenues: At June 30, revenues from Telefonos de Mexico and its subsidiaries in Mexico and Latin America rose to 40,174 million pesos, an increase of 26.7% compared with the same period of 2004. The increase primarily was due to the incorporation of the new subsidiaries that were not included in the second quarter of 2004, mainly Embratel. Of total consolidated revenues, voice revenues represented 78.7% and data transmission revenues represented 18.5%. For the six months, consolidated revenues totaled 79,254 million pesos, an increase of 27.2% compared with the same period of last year.

Costs and expenses: Costs and expenses totaled 29,204 million pesos, 35.1% higher than the second quarter of the previous year due to the incorporation of the new subsidiaries. In particular, transport and interconnection costs increased 114.6% representing the highest increase in the quarter, in spite of the fact that in Mexico, the calling party pays rate decreased. Of total costs and expenses, transport and interconnection costs represented 26.2%, cost of sales and services represented 29% and commercial, administrative and general expenses represented 24.3%. For the six months, costs and expenses increased 34.5% totaling 56,650 million pesos.

EBITDA and operating income: EBITDA (1) rose to 16,984 million pesos in the second quarter, 7.9% higher than the same period of 2004, producing an EBITDA margin of 42.3%. Operating income totaled 10,970 million pesos, an increase of 8.7% compared with the previous year, and the margin was 27.3% in the quarter. For the six months, EBITDA and operating income were 35,011 and 22,604 million pesos, producing margins of 44.2% and 28.5%, respectively.

Comprehensive financing cost: Comprehensive financing cost was positive by 573 million pesos in the quarter. This result was due to a net interest charge of 496 million pesos, with an exchange loss of 293 million pesos, a decrease of 71.7% compared with the same period of last year, resulting from the appreciation of the peso to the US dollar and the appreciation of the Brazilian real to the US dollar, and to the hedges that the company made, partially offset by a net monetary gain of 216 million pesos. For the six months, comprehensive financing cost was 1,412 million pesos, 19.8% lower than the same period of last year.

Majority net income: Majority net income rose to 6,530 million pesos in the second quarter, 42.2% higher than the same period of the previous year. Earnings per share for the second quarter, based on the number of shares outstanding at period end, were 0.28 pesos, and earnings per ADR were 0.52 dollars.

Investments: During the six months, 798 million dollars were invested. In Mexico, 518 million dollars were invested with special emphasis in the data and Internet businesses. In Embratel, investments totaled 237 million dollars, of which approximately 99 million dollars were used for their satellite business. In the rest of the operations in Latin America, close to 44 million dollars were used for the development of the infrastructure of the various companies.

Stock split

The Extraordinary Shareholders' Meeting held on April 28, 2005, approved the two-for one stock split; of Series "AA", "A" and "L" shares since May 25, 2005 that gave shareholders' the right to receive two new shares for each previous share that they owned.

Dividends: On April 28, 2005 the Annual Shareholders' Meeting approved the payment of a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account. Due to the approval of the stock split, the cash dividend will be $0.38 Mexican pesos per share in four equal payments of $0.095 Mexican pesos per share.

Repurchase of shares

During the quarter, the company used 3,495 million pesos to repurchase 359,169,700 of its own shares. For comparable purposes, it is important to consider the 2 for 1 stock split that was carried out on May 25,2005.

Debt: Total debt rose to the equivalent of 8.523 billion dollars compared with 5.482 billion dollars at June 30, 2004. The increase of 3.041 billion dollars or 55.5% is mainly explained by TELMEX's indebtedness related to the placement of bonds for 1.750 billion dollars as well as for the consolidation of Embratel's debt of 507 million dollars. Of total debt, 19.3% is short-term, 91% is in foreign currency (19.9% considering hedges) and 52.3% carries a fixed rate (67.9% considering swaps). At June 30, TELMEX carried out interest rate swaps for 14,390 million pesos, producing a new fixed rate of 9.3%, and currency hedges for 6.056 billion dollars, of which 96.8% is related to hedges of pesos to dollars and the rest to hedges of reais and other currencies to dollars.

During the second quarter, TELMEX repurchased in the market 326 million dollars (nominal value) of its 1.5 billion dollars Senior Notes due in January 2006.

At June 30, 2005, the company's consolidated net debt (4) increased to the equivalent of 1.447 billion dollars totaling 5.907 billion dollars.

Free cash flow (5)

For the six months, resources provided by operating activities were 21,380 million pesos resulting from variations in working capital, investment in the telephone plant and inventories for the operation, generated free cash flow of 8,979 million pesos.

Highlights

EMBRATEL'S RIGHTS OFFERING

On May 3, 2005, the leftover rounds concluded for the rights offering placement in the Sao Paulo Stock Exchange (BOVESPA) and the financial amount subscribed was 1,823 million reais. With this transaction, TELMEX's participation rose to 95.1% of common shares, 45.4% of preferred shares and 63.9% of the total capital.

NET

TELMEX directly and indirectly acquired an equity interest in Net Serviços de Comunicação (Net), S.A. As a result, TELMEX holds 37.1% of the total capital.

MCI

On April 9, 2005, TELMEX and other related entities entered into an agreement to sell MCI shares to Verizon Communications, Inc. (Verizon). The sale agreement provides that Verizon will pay 25.72 dollars in cash per share of MCI common stock. On May 17, the transaction was closed between a subsidiary of TELMEX and other related entities and a subsidiary of Verizon Communications Inc. for an aggregate cash consideration of approximately US$1.1 billion. In addition, these selling shareholders also have the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon's common stock is greater than US$35.52 during a measurement period ending immediately prior to April 9, 2006. In TELMEX's financial statements, an extraordinary income of 659 million dollars was recognized in May 2005 as a result of the sale of those shares.

Mexico Operating Results

Lines in service

From April to June, net line gain was 316 thousand lines, as a result of 485 thousand connections and 169 thousand disconnections. At June 30, TELMEX had 17 million 852 thousand lines in service, an annual increase of 8.4%. For the six months, 679 thousand lines were added as a result of 986 thousand connections and 307 thousand disconnections.

Of the additions during the quarter, the prepaid system generated 53.4%, bringing the total of Multifon lines to 1 million 541 thousand.

Local traffic

During the quarter, 6,622 million local calls were made, a decrease of 1.3% compared with the same period of the previous year. For the six months, local calls totaled 13,263 million, 1.5% lower than the same period of last year. The decrease was mainly due to wireless competition as well as for higher Internet use.

Long distance traffic

In the second quarter, domestic long distance (DLD) traffic totaled 4,501 million minutes, 8.2% higher than the same period of 2004. In the first half, DLD traffic totaled 8,798 million minutes, an increase of 7.5%. International long distance (ILD) outgoing minutes increased 7%, totaling 444 million minutes. Incoming ILD minutes totaled 1,184 million minutes, 5.9% higher than the same period of 2004. The incoming-outgoing ratio was 2.7. For the six months, ILD outgoing minutes totaled 881 million minutes and ILD incoming minutes were 2,424 million minutes, an increase of 5.6% and 13.2%, respectively.

Interconnection

Interconnection traffic totaled 8,812 million minutes during the quarter, 17.5% more than in the same period of the previous year. Traffic originated by the cellular system and terminated on TELMEX's network totaled 1,455 million minutes and represented 16.5% of total interconnection traffic. Interconnection traffic generated by local and long distance operators totaled 5,660 million minutes and represented 64.2% of total interconnection traffic.

Corporate networks

The corporate market of data transmission added 65 thousand 64 Kbps billed line equivalents during the second quarter. At June 30, TELMEX had 1.7 million billed line equivalents, 31.6% more than the same period of 2004. Ports equivalents related to the corporate networks market totaled 482 thousand units, an annual increase of 102.3%. In the quarter, 118 thousand services were added.

Internet

At June 30, there were approximately 1.9 million Internet access accounts, an annual increase of 24.2%. During the quarter, 72 thousand accounts were added and 186 thousand accounts in the six months. Of this total, ADSL accounts totaled 772 thousand at the end of June, an annual increase of 127.4%. In the second quarter, 106 thousand Infinitum (ADSL) accounts were added and 211 thousand in the first half.

Mexico Financial Results

Revenues: In the second quarter, total revenues from operations in Mexico totaled 29,918 million pesos, 3.9% lower than the same period of the previous year. Revenues from corporate networks and Internet access increased 7.9% and continue with the highest growth rate. For the six months, the company's revenues decreased 2.6% totaling 59,908 million pesos.

  Local: Local revenues decreased 5.6% due to the decrease of local traffic and local rates in real terms. For the first half, these revenues decreased 4.3%.

  DLD: Revenues decreased 1.1% due to the rate reduction in real terms that were not offset by higher traffic volume. For the six months, the annual decrease was 2.9%.

  ILD: Revenues decreased 6.9% compared with last year's second quarter. ILD billed traffic totaled 1,575 million pesos in the quarter, 4.7% lower than the same period of 2004. International settlement revenues totaled 764 million pesos, a decrease of 11.1% compared with the same quarter of the previous year. In both cases, lower revenues were because incoming and outgoing traffic did not offset the rate reduction per minute in real terms. For the six months, total ILD revenues, billed traffic revenues and international settlement revenues decreased 2.3%, 1.8% and 3.2%, respectively compared with the same period of last year.

  Interconnection: In the second quarter, traffic from fixed lines to cellular subscribers increased 3.3% but interconnection revenues decreased 9.4%. Nevertheless, interconnection traffic generated by long distance, local and cellular operators partially offset the rate reduction of calling party pays. For the six months, total interconnection revenues decreased 7.1%.

  Corporate networks: Revenues from services related to data transmission and private and managed networks increased 1.5% due to the increase in line equivalents in operation and port equivalents access. For the first half, these revenues increased 3.3%.

  Internet: Revenues of services related to the Internet platform rose 17.6% due to the increase in the number of high-speed users (Infinitum). These revenues continue with the highest growth rate. From January to June, Internet revenues increased 17%.

Costs and expenses: In the second quarter, costs and expenses from the operations in Mexico totaled 19,454 million pesos, a decrease of 7.1% compared with the same period of 2004. This decrease was due to lower costs of sales and services, lower interconnection costs related to the reduction of the calling party pays rate and lower depreciation and amortization.

  Cost of sales and services: Cost of sales and services decreased 5.2% mainly due to the change in the accounting policy for PC costs related to Internet services since January 2005, under which costs will be booked over the life of the customer contract rather than taken when the company purchases the PC, as was the practice in 2004, as well as for lower charges in pensions and seniority premiums, travel expenses, costs of directories, insurance and settlement cost.

  Commercial, administrative and general: Commercial, administrative and general expenses increased 3.4% in the quarter due to third party services for the maintenance and growth of the telephone plant.

  Transport and interconnection: Transport and interconnection costs decreased 9.1% due to the reduction of the calling party pays rate, the main component of this item.

  Depreciation and amortization: Depreciation and amortization decreased 17.2% due to a lower level of assets to be depreciated and to the impact of the exchange and inflation rates.

EBITDA and operating income: EBITDA (1) totaled 14,996 million pesos in the second quarter, 4.3% lower than the same period of 2004. The EBITDA margin was 50.1%; similar to last year's second quarter. Operating income totaled 10,464 million pesos; an increase of 2.6% compared with the previous year and the operating margin was 35% in the quarter, an increase of 2.3 percentage points compared with the same period of the previous year. For the first half, EBITDA decreased 0.3% totaling 30,921 million pesos producing a margin of 51.6%. The operating margin for the six months was 35.8% reaching operating income of 21,468 million pesos, an annual increase of 5.6%.

Investments: In Mexico, 518 million dollars were invested in the six months, of which 32.8% were used for the development and expansion of new generation services platforms like broadband Internet access and services related to access the public data network and technological convergence. Additionally, 45.2% was invested in basic access and expansion of the telephone plant and 5.9% in social telephony projects in Mexico.

Debt: Debt rose to the equivalent of 7.967 billion dollars, of which 18.7% is short-term, 90.9% is in foreign currency (17.3% considering hedges), and 51.5% carries a fixed rate (68.2% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 27% to 5.680 billion dollars, related to new debt of 1.750 billion dollars offset by the repurchase of 326 million dollars of Senior Notes due January 2006.

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

Revenues from the operations in Brazil during the second quarter totaled 1,899 million reais, 2.9% higher than the same period of 2004. The increase of 1.5% in revenues was mainly due to the long distance business representing 62.9% of total revenues in the country. Data services represented 24.4% of total revenues and increased 1.1%. Local service revenues increased 8.1%. Costs and expenses in the quarter totaled 1,741 million reais, 3.1% lower than in 2004. Costs of sales and services increased 2.4% and totaled 187 million reais. Transport and interconnection costs increased 5.5% and represented 52.2% of total costs and expenses. Commercial, administrative and general expenses decreased 17.5% in the quarter. Operating income in the quarter was 158 million reais, producing an operating margin of 8.3%. EBITDA (1) totaled 433 million reais, 22.6% higher than the same period of 2004, with a margin of 22.8%.

Chile

Revenues from the operations in Chile during the second quarter totaled 15,968 million Chilean pesos, 14.4% higher than the previous year. The corporate networks and Internet businesses represented 31.2% of total revenues and increased 6.2%. The voice business represented 66.2% of total revenues and increased 15.9%. Its improved performance reflected higher domestic and international long distance rates. Costs and expenses were 15,458 million Chilean pesos in the quarter, 4.5% lower than in 2004. Transport and interconnection increased 17.2%, offset by a 29% decline in commercial, administrative and general expenses. Operating income totaled 510 million Chilean pesos compared with an operating loss of 2,227 million Chilean pesos in the same period of 2004. The operating margin for the quarter was 3.2%. EBITDA (1) totaled 3,085 million Chilean pesos, up 19.4 percentage points, producing a margin of 19.3%.

Argentina

Revenues from the operations in Argentina during the second quarter totaled 68 million Argentinean pesos, 31.9% higher than in 2004. The corporate networks and Internet businesses that represented 47.7% of total revenues increased 34.6% due to the addition of several corporate customers. The voice business that represented 51.8% of total revenues increased 29.9% due to higher interconnection revenues. Operating costs and expenses increased 8.1% and totaled 67 million Argentinean pesos in the quarter. Transport and interconnection cost reflected the highest increase that was 24%, and represented 48.1% of total cost and expenses. In the quarter, operating income totaled 1 million Argentinean pesos compared with an operating loss of 10 million Argentinean pesos in last year's second quarter. The operating margin was 1.8%, an increase of 21.8 percentage points compared with the same period of the previous year. EBITDA (1) totaled 9 million Argentinean pesos, compared with 2 million Argentinean pesos in the same period of 2004.

Colombia

Revenues from these operations during the second quarter totaled 24,199 million Colombian pesos, 22.1% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents for data transmission. Costs and expenses decreased 2.3%. Among total costs and expenses, 27.6% corresponded to transport and interconnection and reflected an increase of 19.7%. Commercial, administrative and general expenses increased 17% and represented 23.1% of total costs and expenses. Depreciation in the quarter decreased 30.6% in the quarter. Operating income for the quarter totaled 3,272 million Colombian pesos compared with an operating loss of 1,604 million Colombian pesos in the same period of last year. The operating margin was 13.5%, 21.6 percentage points higher than the same period of 2004. EBITDA (1) totaled 8,730 million Colombian pesos in the quarter, 39.6% more than the same period of last year, and produced a margin of 36.1%, 4.5 percentage points higher than last year's second quarter.

Peru

Revenues from operations in Peru during the second quarter totaled 44 million new soles, 9.3% higher than the previous year. The voice business, which represented 66.4% of total revenues, increased 20.3% due to growth in telephone traffic, mainly from the increase in digital trunks serving the corporate market as well as interconnection traffic growth. Costs and expenses in the quarter increased 5% due to the increase of 30.1% in transport and interconnection costs, which represented 43.7% of total costs and expenses. Depreciation increased 3.6% as a result of the capitalization of assets, including some from previous years. These items were partially offset by cost control initiatives that produced an 18.5% decrease in commercial, administrative and general expenses and by a 10.6% decrease in cost of sales and services. The operating loss in the quarter totaled 3 million new soles. EBITDA (1) totaled 9 million new soles, producing a margin of 19.5%, an increase of 2.9 percentage points compared with last year's second quarter.
Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Telefonos de Mexico, the
commitment to present the accounting of the local and long distance services is presented below for the second quarter of 2005 and 2004.

Mexico Local Service Business

Income Statements
[ million of Mexican constant pesos as of June 2005 ]
					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,554	Ps.	14,350	(5.5)	Ps.	27,202	Ps.	28,392	(4.2)
Recovery of LADA
special projects		-		629	NA		-		1,173	NA
LADA interconnection		1,022		1,189	(14.0)		2,048		2,218	(7.7)
Interconnection with operators		380		374	1.6		818		664	23.2
Interconnection with cellular		3,914		4,380	(10.6)		7,827		8,656	(9.6)
Other		2,161		2,385	(9.4)		4,243		4,637	(8.5)
Total		21,031		23,307	(9.8)		42,138		45,740	(7.9)

Costs and expenses
Cost of sales and services		5,434		5,423	0.2		10,450		10,338	1.1
Commercial, administrative and general		3,851		4,050	(4.9)		7,524		7,791	(3.4)
Interconnection		2,977		3,289	(9.5)		5,908		6,541	(9.7)
Depreciation and amortization		3,011		3,710	(18.8)		6,288		7,169	(12.3)
Total		15,273		16,472	(7.3)		30,170		31,839	(5.2)

Operating income	Ps.	5,758	Ps.	6,835	(15.8)	Ps.	11,968	Ps.	13,901	(13.9)

EBITDA (1)	Ps.	8,769	Ps.	10,545	(16.8)	Ps.	18,256	Ps.	21,070	(13.4)

EBITDA margin (%)		41.7		45.2	(3.5)		43.3		46.1	(2.8)
Operating margin (%)		27.4		29.3	(1.9)		28.4		30.4	(2.0)

Mexico Long Distance Service Business

Income Statements
[ millions of Mexican constant pesos as of June 2005 ]
					%		6 months		6 months	%
		2Q 2005		2Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,073	Ps.	4,094	(0.5)	Ps.	8,055	Ps.	8,270	(2.6)
International long distance		2,053		2,236	(8.2)		4,183		4,333	(3.5)
Total		6,126		6,330	(3.2)		12,238		12,603	(2.9)

Costs and expenses
Cost of sales and services		1,360		1,541	(11.7)		2,686		2,917	(7.9)
Commercial, administrative and general		1,253		1,231	1.8		2,501		2,498	0.1
Interconnection to the local network		896		1,047	(14.4)		1,805		2,015	(10.4)
Cost of LADA special projects		-		548	NA		-		1,055	NA
Depreciation and amortization		597		773	(22.8)		1,265		1,494	(15.3)
Total		4,106		5,140	(20.1)		8,257		9,979	(17.3)

Operating income	Ps.	2,020	Ps.	1,190	69.7	Ps.	3,981	Ps.	2,624	51.7

EBITDA (1)	Ps.	2,617	Ps.	1,963	33.3	Ps.	5,246	Ps.	4,118	27.4

EBITDA margin (%)		42.7		31.0	11.7		42.9		32.7	10.2
Operating margin (%)		33.0		18.8	14.2		32.5		20.8	11.7

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousand Pesos)

Consolidated

Final printing

---

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, is provided the breakdown for the fixed assets included for the second quarter of 2005 by the specific index method and the NCPI ("Mexican National Consumer Price Index"), starting with the appraised values at December 31, 1996 (NCPI 5th. Document).

CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 415,775,237	Ps. 471,364,999
Accumulated Depreciation	(274,044,584)	(321,953,373)
Construction in process and advances to equipment suppliers	6,825,251	6,834,537

Total	148,555,904	156,246,163

Results	11,958,778	13,331,620

S 18 DEFERRED ASSETS

At June 30, 2005, deferred assets rose to Ps. 16,896,528 that is comprised mainly by Ps. 557,391, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless telephony service in Mexico, that will be amortized in 20 years; Ps. 2,612,837 for deferred assets of Latin America, that are being amortized in periods from 5 to 29 years; Ps. 6,918,228 that corresponds to goodwill that is caused by the share acquisitions of the foreign subsidiaries Embrapar, Techtel, Metrored, Chilesat and the foreign affiliated Net and Ps. 5,924,937 for receivable deferred income tax D-4 of foreign subsidiaries.

S 19 OTHER ASSETS

This item rose to $ 26,155,666 and $ 26,275,113 at June 30, 2005 and 2004, respectively, and is comprised by the following concepts:
	2005	2004
Inventories	Ps. 2,423,668	Ps. 1,796,223
Projected net Asset D-3	23,731,998	24,478,890

INVENTORIES

They are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

PROJECTED NET ASSET (D-3):

At June 30, 2005 and 2004, the market value of the established pensions and seniority premium fund was greater than the Accumulated Benefit Obligation (ABO) in Mexico, accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The supplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to supplier's does not exist.

On July 15, 2004 Telmex entered-into a Syndicated Loan Agreement for the aggregate amount of US$ 2,425 million, which was divided in two tranches, the first one for the amount of US$ 1,525 million, with maturity in three years at an interest rate of Libor plus 0.45% and the second tranche for the amount of US$ 900 million, with maturity in five years at an interest rate of Libor plus 0.525%.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1,500 million, maturing in 2006 and bearing 8.25% annual interest payable semi-annually. During the first half of 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $326.2 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is US$ 14.5 million.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

On January 27, 2005 TELMEX placed senior notes in aggregate principal amount of US$1.3 billion in two issuances of US$650 million each, the first one maturing in 2010 and bearing interest at 4.75% and the second one maturing in 2015 and bearing interest at 5.50%. Interest will be paid every six months. On February 22, 2005 there was a reopening of this transaction and the amounts of such issuances increased to US $950 and US $800 million, respectively.

S 26 OTHER CURRENT LIABILITIES

At June 30, 2005 and 2004, this item rose to Ps. 28,839,327 and Ps. 17,652,493 respectively and is comprised by the following concepts:
	2005	2004
Accounts payable	Ps. 16,943,411	Ps 12,398,896
Accrued liabilities	9,764,340	3,914,093
Deferred credits	2,131,576	1,339,504

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

At June 30, 2005 and 2004, this item rose to $ 36,417,700 and $ 36,646,573, respectively and is comprised by the following:

	2005	2004
Domestic Senior Notes	Ps 6,600,000	Ps. 6,885,120
Bonds	29,817,700	29,761,453

S 31 DEFERRED CREDITS

At June 30, 2005 and 2004, this item rose to Ps. 16,335,332 and Ps. 21,656,766, respectively and corresponds to deferred taxes in Mexico, based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At June 30, 2005 this item rose to Ps. 1,871,594 (that corresponds to Embratel), and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

At June 30, 2005 and 2004, this item rose to Ps. 107,460,577 and Ps. 95,031,842, respectively and is comprised by the following concepts:
	2005	2004
Legal reserve	Ps. 18,341,356	Ps. 17,646,114
Unappropriated earnings of prior years	89,119,221	77,385,728

From January to June 30 2005, the Company acquired 673.5 million Series "L" shares for Ps 6,850,198 (historical cost of Ps. 6,840,226) and 3.1 million Series "A" shares for Ps. 31,936 (historical cost of Ps. 31,898).

From January to June 30, 2004 the Company acquired 761.4 million Series "L" shares for Ps. 7,664,262 (historical cost of Ps. 7,325,186) and 1.7 million Series "A" shares for Ps. 16,990 (historical cost of Ps. 16,229).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired in both years.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At June 30, 2005 and 2004, this item rose to Ps. (66,509,505) and Ps. (65,767,545), respectively and is comprised in the following manner:
	2005	2004
Accumulated monetary position loss	Ps. (13,705,882)	Ps. (13,705,882)
Result from holding non-monetary assets	(52,803,623)	(52,061,663)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At June 30, 2005 and 2004 this item rose to Ps14,451,958 and Ps9,357,843, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:
	2005	2004
Net income for the period	Ps. 13,222,822	Ps. 10,332,359
Result from holding non-monetary assets, net of deferred taxes	(358,215)	1,829,335
Market value of Swaps effect, net of deferred taxes	289,551	0
Effect of instruments available for sale	1,114,157	(2,803,851)
Conversion effect	183,643	0

Comprehensive Income	14,451,958	9,357,843

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At June 30, 2005 and 2004, Telmex Group recognized a net income of Ps. (1,347,131) and Ps. (403,734), respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100.00	16,374,507	31,217,429
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00	1,040,903	7,515,272
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00	702,096	3,291,490
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00	28,636	539,163
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00	49	60
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00	769,645	887,650
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100.00	137,877	172,263
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00	19,397	121,966
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00	1,240	71,041
10	Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00	54	1,424
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00	4,602	30,517
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00	4,944	76,747
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00	75,279	930,125
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,024,750	99.99	89,025	95,775
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00	138,972	197,396
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00	13	2,866
17	Telmex International, Inc.	Holding Company in the U S A.	5	100.00	220,153	266,164
18	Instituto Tecnológico de Teléfonos de México, A.C	Trainning & research services	1,000	100.00	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100.00	142,445	271,458
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00	360,533	579,161
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100.00	6,755,961	7,520,570
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,666,076,200	100.00	635,575	899,709
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100.00	62	72
24	Teninver, S.A. de C.V.	Managment of yellow pages	10,717,043	100.00	794,461	1,928,910
25	Latam Telecomunicaciones, L.L.C.	Telecommunications services	100	100.00	23,631,509	24,079,437
26	Telcoser, S.A. de C.V.	Investments in all types of businesses	5,474,494	100.00	5,474,494	5,911,531
27	Fintel Holdings, L.L.C.	Investments in all types of businesses	100	100.00	112	115
28	Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	25,132,317	100.00	25,132	25,191
29	Financial Ventures, L.L.C.	Investments in all types of businesses	1,000	100.00	583,259	1,975,959
	Other Subsidiaries ( ) No. Subsidiaires ( )
	TOTAL INVESTMENT IN SUBSIDIARIES				58,010,936	88,609,465

	ASSOCIATES
1	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	336,450
2	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	109,387
3	TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	25,818
4	Net Serviços de Comunicaçao, S.A.	Cable TV operator	1,430,297,508	37.11	3,515,336	486,109
	Other Associates ( ) No. Associates ( )
	TOTAL INVESTMENT IN ASSOCIATES				4,135,115	957,764
	OTHER PERMANENT INVESTMENTS					58,831
	T O T A L					89,626,060

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT(1)	14/12/2005	4.71	0	0	0	0	0	0	0	0	3,214	0	0	0	0	0
BANAMEX AG. NY (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	1,949	1,949	1,949	0	0	0
BANCA SERFIN AG.NY (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	1,018	1,019	1,019	0	0	0
BBV ARGENTARIA S.A. (1)	22/12/2007	4.46	0	0	0	0	0	0	0	0	87,210	87,210	174,419	87,210	0	0
HSBC, SA(1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	2,478	2,478	2,478	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	3.91	0	0	0	0	0	0	0	0	15,319	15,319	30,638	18,817	3,989	1,475
BANK OF AMERICA (1)	14/04/2006	3.96	0	0	0	0	0	0	0	0	55,709	20,029	0	0	0	0
BANK OF AMERICA (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	12,236	12,236	12,236	0	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/2005	4.71	0	0	0	0	0	0	0	0	46,957	0	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	38,473	38,473	38,473	0	0	0
CITIBANK, N.A. (1)	15/07/2007	4.16	0	0	0	0	0	0	0	0	0	0	0	16,535,270	0	0
CITIBANK, N.A. (1)	15/07/2009	4.24	0	0	0	0	0	0	0	0	0	0	0	2,439,630	4,879,260	2,439,631
DEXIA BANK (1)	31/12/2014	4.71	0	0	0	0	0	0	0	0	134,154	134,154	268,308	230,361	192,415	340,395
EXPORT DEVELOPMENT C. (1)	22/04/2009	4.26	0	0	0	0	0	0	0	0	181,279	155,960	169,272	33,902	14,391	0
GOLDMAN SACHS INT. (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	520	520	520	0	0	0
JAPAN BANK INT. COOP. (1)	10/10/2011	4.59	0	0	0	0	0	0	0	0	464,701	464,701	929,401	929,401	929,402	2,323,374
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	9,700	9,700	19,399	19,399	19,399	176,418
SOCIETE GENERALE PARIS (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	2,144	2,144	2,144	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	4.52	0	0	0	0	0	0	0	0	2,026	2,026	2,027	0	0	0
SOCIETE GENERALE PARIS (1)	14/05/2007	4.46	0	0	0	0	0	0	0	0	6,051	763	88	0	0	0
BBVA BANCOMER (1)	10/10/2006	4.61	0	0	61,590	62,513	63,449	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	4.71	0	0	121,342	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/08/2005	9.99	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
HSBC MEXICO, S.A.(1)	24/11/2006	4.52	0	0	6,379	6,378	6,378	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	10.10	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	4.59	0	0	146,650	149,461	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	4.52	0	0	12,482	12,482	12,482	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/06/2013	5.14	0	0	0	0	0	0	0	0	1,024,420	127,307	372,741	175,491	97,029	388,118
VARIAS INSTITUCIONES (2)	05/08/2027	8.79	0	0	0	0	0	0	0	0	281,621	282,680	713,823	2,155,667	141,145	270,716
TOTAL BANKS			800,000	500,000	348,443	230,834	82,309	0	0	0	2,371,179	1,358,668	2,738,935	22,625,148	6,277,030	5,940,127

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	12,726,910	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	0	0	0	10,842,800	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,674,240
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	0	0	0	10,300,660
CERT. BURSAT TLMX 02 (5)	09/02/2007	10.55	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	10.65	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	6,600,000	0	0	0	0	0	0	0	12,726,910	0	0	10,842,800	18,974,900

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			28,839,327	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			28,839,327	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			29,639,327	7,100,000	348,443	230,834	82,309	0	0	0	2,371,179	14,085,578	2,738,935	22,625,148	17,119,830	24,915,027

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 3.7100 at June 30, 2005
  TIIE at 28 days is equivalent to 9.9850 at June 30, 2005
  TIIE at 91 days is equivalent to 10.0200 at June 30, 2005
  CETES at 182 days is equivalent to 9.7500 at June 30, 2005

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2005 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	7,688,278	10.8428
EURO (EUR)	53,787	13.1046
BRAZILIAN REAL (BRL)	20,822	4.6159

E.- There are other liabilities in foreign currency for an equivalent amount of P. 353,911 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	1,531,959	16,610,729	1,191,051	12,914,331	29,525,060

LIABILITIES	7,842,945	85,039,483	1,215,898	13,183,738	98,223,221
SHORT-TERM LIABILITIES	1,695,536	18,384,357	1,139,707	12,357,615	30,741,972
LONG-TERM LIABILITIES	6,147,409	66,655,126	76,191	826,123	67,481,249
NET BALANCE	(6,310,986)	(68,428,754)	(24,847)	(269,407)	(68,698,161)

 NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	10.8428
EURO	13.1046
CHILEAN PESO	0.0188
ARGENTINEAN PESO	3.7473
BRAZILIAN REAL	4.6159
PERUVIAN SOL	3.3317
COLOMBIAN PESO	0.0047

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	59,076,268	143,756,134	84,679,866	0.15	127,020
FEBRUARY	70,031,940	153,506,183	83,474,243	0.11	91,822
MARCH	75,769,334	156,380,922	80,611,588	0.46	370,813
APRIL	73,789,066	156,465,715	82,676,649	0.32	264,565
MAY	71,937,614	152,286,007	80,348,393	0.10	80,348
JUNE	64,710,478	143,129,438	78,418,960	(0.30)	(235,257)
ACTUALIZATION :	0	0	0	0.00	1,020
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(3,964)
TOTAL					696,367

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

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FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

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MEXICAN STOCK EXCHANGE

Index

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STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

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STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS
LOCAL SERVICE				27,257,298
LONG DISTANCE SERVICE				11,646,957
INTERCONNECTION				8,676,006
CORPORATE NETWORKS				4,949,305
INTERNET				3,786,544
OTHERS				2,081,145
TOTAL				58,397,255

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				1,660,284
LOCAL SERVICE				1,242,296
LONG DISTANCE SERVICE				10,719,463
INTERCONNECTION				1,425,626
CORPORATE NETWORKS				4,162,605
INTERNET				1,353,191
OTHERS				292,998
TOTAL				20,856,463
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

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ITEM	Thousand Mexican Pesos
	2nd. Quarter 05 Apr-Jun	% of Advance	Amount used 2005	Budget 2005	% of Advance

DATA	864,954	24.1	1,226,262	3,582,437	34.2
INTERNAL PLANT	539,999	22.9	681,209	2,353,009	29.0
OUTSIDE PLANT	1,229,508	30.0	2,279,736	4,100,839	55.6
TRANSMISSION NETWORK	320,372	8.8	444,094	3,637,066	12.2
SYSTEMS	50,269	6.6	73,666	757,258	9.7
OTHERS	774,458	19.0	1,009,039	4,072,902	24.8

TOTAL INVESTMENT TELMEX MEXICO	3,779,560	20.4	5,714,006	18,503,511	30.9

LATINOAMERICA	2,005,349	28.6	3,193,542	7,015,003	45.5

TOTAL INVESTMENT	5,784,909	22.7	8,907,548	25,518,514	34.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican Accounting Principles Bulletin B-10, Accounting Recognition of Effects of Inflation on Financial Information, issued by the MIPA, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.01250		490,853,608	0		490,853,608	6,136
AA	0.01250		8,126,834,552	0	8,126,834,552	0	101,585
L	0.01250		14,334,587,890	0		14,334,587,890	179,182
TOTAL	0.01250		22,952,276,050	0	8,126,834,552	14,825,441,498	286,903	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	22,952,276,050
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	676,628,260	10.1564		9.7660

Notes:

The theoretical nominal value of the outstanding shares is Ps. 0.0125, which consider the two-for one stock split effect, approved since May 25, 2005.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	.SUBDIRECTOR OF FINANCE

MEXICO CITY, JULY 26, 2005.

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